SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: October 6, 2025

List of Materials

Documents attached hereto:

Notice Regarding Adjustment of Exercise Price of Stock Acquisition Rights Due to Partial Spin-off of Financial Services Business

1-7-1 Konan, Minato-ku

Tokyo, 108-0075 Japan

News & Information

October 6, 2025

Notice Regarding Adjustment of Exercise Price of Stock Acquisition Rights Due to Partial Spin-off of Financial Services Business

Sony Group Corporation (the “Corporation”) announced that it has decided today to adjust the exercise prices of the following series of stock acquisition rights previously issued for the purpose of granting stock options in accordance with the terms and conditions thereof, as set forth below. This adjustment is made in connection with the partial spin-off (the “Spin-off”) of Sony Financial Group Inc., which was a wholly-owned subsidiary of the Corporation engaged in the financial services business, completed as of October 1, 2025.

I. Adjustment of Exercise Price

Name of Series of Stock Acquisition Rights	Exercise Price Before Adjustment	Exercise Price After Adjustment
The Thirty-First Series of stock acquisition rights	US$ 2,755 per stock acquisition right (US$ 5.51 per share)	US$ 2,340 per stock acquisition right (US$ 4.68 per share)
The Thirty-Third Series of stock acquisition rights	US$ 3,110 per stock acquisition right (US$ 6.22 per share)	US$ 2,695 per stock acquisition right (US$ 5.39 per share)
The Thirty-Fifth Series of stock acquisition rights	US$ 4,575 per stock acquisition right (US$ 9.15 per share)	US$ 4,160 per stock acquisition right (US$ 8.32 per share)
The Thirty-Ninth Series of stock acquisition rights	US$ 5,625 per stock acquisition right (US$ 11.25 per share)	US$ 5,210 per stock acquisition right (US$ 10.42 per share)
The Forty-First Series of stock acquisition rights	US$ 6,100 per stock acquisition right (US$ 12.2 per share)	US$ 5,685 per stock acquisition right (US$ 11.37 per share)
The Forty-Fourth Series of stock acquisition rights	US$ 8,750 per stock acquisition right (US$ 17.5 per share)	US$ 8,335 per stock acquisition right (US$ 16.67 per share)
The Forty-Sixth Series of stock acquisition rights	US$ 12,490 per stock acquisition right (US$ 24.98 per share)	US$ 12,075 per stock acquisition right (US$ 24.15 per share)
The Forty-Eighth Series of stock acquisition rights	US$ 7,790 per stock acquisition right (US$ 15.58 per share)	US$ 7,375 per stock acquisition right (US$ 14.75 per share)
The Fiftieth Series of stock acquisition rights	US$ 8,550 per stock acquisition right (US$ 17.1 per share)	US$ 8,135 per stock acquisition right (US$ 16.27 per share)
The Fifty-Second Series of stock acquisition rights	US$ 1,893 per stock acquisition right (US$ 18.93 per share)	US$ 1,810 per stock acquisition right (US$ 18.1 per share)

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(Note) As announced in the “Notice Regarding a Stock Split and Partial Amendment to Articles of Incorporation” dated May 14, 2024, in connection with the stock split that became effective on October 1, 2024, the exercise prices of stock acquisition rights issued on or before September 30, 2024, had been adjusted based on the split ratio (five (5) shares per share), as of October 1, 2024.

II. Effective Date

October 7, 2025

Ⅲ. Reason for Adjustment

Pursuant to the terms and conditions of the series of stock acquisition rights, the Spin-off constitutes an event upon which the exercise price shall be adjusted.

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